Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Legend Oil and Gas, Ltd. ("the Company") of our report dated April 1, 2013, on our audits of the consolidated balance sheets of Legend Oil and Gas, Ltd. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the years then ended.

Our report, dated April 1, 2013, contains an explanatory paragraph that states that the Company has experienced recurring losses from operations and negative cash flows from operating activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
September 26, 2013